SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3
Announcement on Expected Profit for the First Quarterly Results of 2009 dated April 7, 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 8, 2009	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Price-sensitive Information

Announcement on Expected Profit for the First Quarterly Results of

2009

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is true, accurate and complete, and that there are no false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and the relevant regulations issued by the Shanghai Stock Exchange.

1.	Estimates on the results of this quarter

(1)	Period of estimates on results: 1 January 2009 to 31 March 2009

(2)	Estimates on results: According to the estimates of the accounting department of the Company, the Company and its subsidiaries (the “Group”) will record a profit in terms of its net profit attributable to equity shareholders of the Company for the first quarter ended 31 March 2009. Detailed figures will be disclosed in the 2009 First Quarterly Report of the Company to be announced on 20 April 2009.

(3)	The estimated results are not reviewed or audited by any certified accountants.

2.	Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	-200,362
Earnings per share (RMB per share)	-0.028

3.	Reasons

As a result of the significant decrease in crude oil prices in the international market, the Group’s crude oil processing costs dropped gradually in recent months. Since 1 January 2009, the State has implemented an improved pricing mechanism for refined oil products, thus bringing the inverted prices of refined oil products with those of crude oil to an end at the prevailing market prices of crude oil, and consequently improving the profitability of the oil refining operation. In relation to the petrochemical operation, after the panic sell-off and sharp decrease in prices of products triggered by the financial crisis, it has bottomed out and re-stabilized, with prices of certain products having risen to a certain extent. Meanwhile, the load of the relevant petrochemical plants of the Company has increased. The Group will record a profit in terms of its net profit attributable to equity shareholders of the Company for the first quarter ended 31 March 2009.

4.	Explanation on other situations

The impact of the financial crisis will continue to persist and spread and there has been no sign of a revival of the global economy yet. Investors are advised to pay attention to the risks involved in the investment in the Company’s securities.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, April 7, 2009

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

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